San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

June 28, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.
Registration Statement on Form S-1/A10
Filed April 10, 2012
File No. 333-176694

Dear Mr. Webb:

We are in receipt of your comment letter dated April 20, 2012 regarding the above-referenced filing. As requested in your letter, we have provided responses to the questions raised by the Commission’s Staff. For your convenience, the matters are listed below, followed by the Company’s responses.

General

1.	It appears that your financial statements should be revised to comply with the updating requirements in Article 8-08 of Regulation S-X.

RESPONSE:	We have revised the financial statements to comply with the updating requirements set forth in Article 8-08 of Regulation S-X.

2.	Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

RESPONSE:	We have provided an updated consent from our independent registered public accounting firm.

Prospectus Summary, page 2

3.	We note your response to our prior comment 1, and we reissue the comment. We were unable to locate the revisions in response to this comment. We continue to note your statement on page 2 that the implementation of your business plan will require “approximately $200,000 over the next twelve months.” However, it appears to us from pages 17 and 18 that the estimated cost of implementing your business plan over the next 12 months through April 2013 is actually $236,200. This includes $128,000 in start-up costs, $58,200 in operating expenses, and $50,000 in the cost of obtaining wholesale inventory. In your response to us, please explain why this is not the case, or please revise.

Mr. Max A. Webb

Securities and Exchange Commission

RESPONSE:	We have revised our disclosure in the prospectus summary to reflect that our business plan will require approximately $236,200 over the next 12 months to implement.

4.	We note your response to our prior comment 2. We note you had $224,000 in your treasury on November 30, 2011 and $81,220 on April 6, 2012. It appears that you may have a substantial “burn rate.” However, we note the disclosure in the sixth paragraph that you believe you “have enough cash to support [y]our daily operations for the next twelve months” and “[a]t this time [y]our ‘burn rate’ is nominal.” Please revise to disclose your current monthly “burn rate” and month that you will run out of funds without the addition of capital, or please advise.

RESPONSE:	We have revised this section to note our monthly business expenses for the next 12 months, when we expect to run out of funds and how we plan to cover such costs.

Risk Factors, page 6

We may need additional capital, page 6

5.	Please revise your disclosure in the first sentence to make it consistent with your disclosure on pages 17 and 18 suggesting that you will need approximately $236,200 over the next 12 months to implement your business plan.

RESPONSE:	We have revised the registration statement to conform the disclosures stating that we will require approximately $236,200 over the next 12 months to implement our business plan.

The Company acknowledges that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying, Chief Executive Officer and Director